Exhibit 5.4

Our Ref:	NP/AYL/M0953-001
Tel:	+1 345 949 0699 ext 239
Cell:	+1 345 326 8047
E-mail:	npineda@traversthorpalberga.com

By Email and Courier

11 June 2015

Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186

Ladies and Gentlemen:

Re:	Amended and Restated Subsidiary Guaranty made as of 11 June 2015 by, amongst others, Meritor Cayman Islands, Ltd., as an Initial Guarantor, in favour of The Bank of New York Mellon Trust Company, N.A., as Trustee

We are Cayman Islands counsel to Meritor Cayman Islands Ltd., an exempted limited liability company incorporated in the Cayman Islands (the “Cayman Islands Guarantor”), and we are delivering this opinion in connection with the Amended and Restated Subsidiary Guaranty dated as of 11 June 2015, executed by the Cayman Islands Guarantor in favour of The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Amended and Restated Subsidiary Guaranty”), in connection with the execution, delivery, issuance and sale of an additional US$225,000,000 aggregate principal amount of 6-1/4% Notes due 2024 (the "Notes") of Meritor, Inc. (the "Company") in an underwritten public offering of the Notes pursuant to an Underwriting Agreement dated as of 8 June 2015 among the Company, the Cayman Islands Guarantor, such other subsidiary guarantors and the underwriters named therein (the "Underwriting Agreement") and the Company's Registration Statement on Form S-3 (Registration Statement No. 333-200858), as amended, filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

In that connection, we have examined the originals, or copies certified to our satisfaction, of the following documents:

(a)	the Underwriting Agreement;

(b)	the Amended and Restated Subsidiary Guaranty;

(c)	the certificate of incorporation of the Cayman Islands Guarantor dated 23 June 2000;

(d)	the memorandum of association and the articles of association of the Cayman Islands Guarantor each dated 23 June 2000;

(e)	a certificate of good standing of the Cayman Islands Guarantor issued by the Cayman Islands Registrar of Companies dated 21 May 2015;

(f)	the written resolutions of the board of directors of the Cayman Islands Guarantor dated 3 June 2015 authorising the execution of the Amended and Restated Subsidiary Guaranty, as certified by the Secretary of the Cayman Islands Guarantor by a secretary certificate dated 11 June 2015 (the “Secretary’s Certificate”);

(g)	the Register of Writs and other Originating Process of the Grand Court kept at the Clerk of Court's Office, George Town, Grand Cayman as at 11 June 2015; and

(h)	the Secretary’s Certificate.

As to questions of fact material, we have, when relevant facts were not independently established by us, relied upon the Secretary’s Certificate.

The following opinions are given only as to circumstances existing on the date hereof and known to us and as to the laws of the Cayman Islands as the same are in force at the date hereof. In giving this opinion we have relied upon the accuracy of the Secretary’s Certificate without further verification and have relied on the following assumptions, which we have not independently verified:

(1)	the due authorisation, execution and delivery of the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty by all parties (other than the Cayman Islands Guarantor as a matter of Cayman Islands law) in accordance with all relevant laws (other than the laws of the Cayman Islands);

(2)	that the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty constitutes the legal, valid, binding and enforceable obligations against all relevant parties in accordance with the terms under the governing law provision, namely the laws of New York, United States of America;

(3)	that the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty are entered into for bona fide commercial reasons by each of the parties thereto with a valid rationale and without the purpose of defrauding any third parties or governmental authority or to circumvent the laws or regulations of any jurisdiction;

(4)	that the choice of the laws of New York and the submission by the parties to the non-exclusive jurisdiction of any United States Federal or New York State Court sitting in New York, New York, has been made in good faith and not with the intent to avoid the mandatory provision of some other law having a closer connection to the transactions and would be regarded as a valid and binding selection and submission which will be upheld as a matter of the laws of New York;

(5)	the genuineness of all documents, the authenticity of the signatures and the conformity of all copies submitted to me with the originals thereof;

(6)	the power, authority and legal right of all parties under all relevant laws and regulations (other than the Cayman Islands Guarantor and other than the laws and regulations of the Cayman Islands) to enter into, execute and perform their respective obligations under the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty;

(7)	that there are no agreements or arrangements between any of the parties to the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty or any third parties which modify or supersede the terms of the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty and that the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty represent and contain the entirety of the transactions entered into by the parties to the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty in or in connection with the transactions contemplated thereby;

(8)	that there are no other agreements, undertakings, understandings, representations or warranties (oral or written) and no other arrangements (whether legal binding or not) between or among any of the parties to the Underwriting Agreement or the Amended and Restated Subsidiary Guaranty or third parties that would modify, release, terminate, subordinate the terms of the Underwriting Agreement or the Amended and Restated Subsidiary Guaranty; and

(9)	that there is nothing under any law, other than the laws of the Cayman Islands, which would or might affect the opinions hereinafter appearing; specifically we have made no independent investigation of the laws of New York.

Based upon the foregoing, we are of the following opinion: The Cayman Islands Guarantor has the power, authority and legal right (a) to execute and deliver the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty; (b) to perform its obligations under the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty; and (c) has taken all necessary actions to authorize such execution, delivery and performance of the Underwriting Agreement and the Amended and Restated Subsidiary Guaranty.

Except as specifically stated herein, we make no comment with regard to any warranties or representations made by the Cayman Islands Guarantor in the Subsidiary Guaranty or otherwise or with regard to the financial or commercial terms of transactions evidenced by the Amended and Restated Subsidiary Guaranty.

This opinion is solely limited to those matters of Cayman Islands law stated herein and we assume no responsibility to update this opinion. We express no opinion on any laws other than the laws of the Cayman Islands. We have not reviewed the Cayman Islands Guarantor’s financial statements and this opinion does not constitute any representation, express or implied, regarding the financial condition of the Cayman Islands Guarantor.

We hereby consent to the filing of this opinion as an Exhibit to a Current Report on Form 8-K to be filed by the Company.

Yours faithfully

/S/ TRAVERS THORP ALBERGA

TRAVERS THORP ALBERGA